FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February, 2017

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 6, 2017, announcing that it shall supply broadband consumer VSATs for the joint service of Tricolor TV and Eutelsat Networks.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated February 6, 2017	By: /s/ Yael Shofar
Yael Shofar
General Counsel

 Gilat to Supply Broadband Consumer VSATs for the Joint Service of
Tricolor TV and Eutelsat Networks

Petah Tikva, Israel, February 6, 2017 –
Tricolor TV, Russia's largest Direct-to-Home (DTH) satellite TV provider and Eutelsat Networks satellite internet operator have launched a two-way internet access service, with broadband consumer VSATs from Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services. Gilat's residential terminal kits are sold and serviced by NoLimit Electronics (NLE) - one of the largest distributors of electronic and related products in Russia.

Launched in September 2016, the two-way "satellite Internet" service offers consumer and professional subscribers Internet access with speeds of up to 40 Mbps downstream and 12 Mbps upstream. To connect to the service, one needs to install receiving equipment, Gilat’s Gemini broadband VSAT terminal, which can be self-installed and supports automatic service activation. Later this year, NLE is planning to offer Gilat's Scorpio VSAT, an innovative VSAT-in-a-Box, all outdoor solution, which further simplifies self-install, maintenance and easy roof mounting.

Satellite capacity is provided by Eutelsat's Express AMU1/EUTELSAT 36C high throughput satellite, which delivers continuous coverage throughout Western Russia. The Eutelsat service is enabled by Gilat's scalable multi-application X-Architecture for SkyEdge II-c.

"Satellite internet” services is a modern, technological product that provides subscribers with access to high speed internet even in regions where the use of alternative access methods to the network are difficult," said Alexey Karpov, Director of Sales and Subscriber Service at Tricolor TV. "By working together with Eutelsat Networks, and with Gilat’s broadband consumer VSATs, we can offer Russian customers high-quality and affordable broadband access to the Internet."

"We commend Tricolor TV on the commercial launch of their groundbreaking two-way broadband service for the consumer market," said Alexander Klimov, General Manager Russia at Gilat "We are proud to be part of this endeavor and look forward to continued close cooperation with our partners at Eutelsat and NLE in the growing Russian communications market."

About Tricolor TV
Tricolor TV is the largest digital TV operator broadcasting the TV channel package (from the Eutelsat 36A/Eutelsat 36B satellites) in the European part of the Russian Federation, as well as in the territories of the Siberian district, the Ural district and part of the Far Eastern District. At the end of 2016, the active database of subscribers of Tricolor TV reached more than 12.14 million subscriber homes, and the number of HDTV subscribers reached 8.5 million. By end of 2016 the company was ranked as 5th largest worldwide Pay TV operators (HIS Technology, 2016).

About NLE
NoLimit Electronics (NLE) - reliable business partner and professional distributor of a wide range of new generation of electronics-related products, with a network of stores in wholesale and warehouse format throughout the territory of Russia. The company has a unique activity that allows collaboration with representatives of small and medium businesses as well as federal retailers. Own warehouses, shops and extensive logistics network ensure the implementation of the basic principle of the company – providing the maximum convenience for purchasing. NLE was founded in 2008 and today operates in 49 cities and 51 shops and service centers of the company are served by 7 distribution warehouses. As of now, the company is offering more than 20 product families.

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).
 Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements.  For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-look ing within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-look ing statements. These forward-look ing statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-look ing statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the USA Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
203-972-0186
junefil@optonline.net